SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: June 13, 2008

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Fourteenth and Fifteenth Supplemental Indentures; Guarantee of Financial Agreement by Navios South American Logistics Inc.

Dated as of June 4, 2008, Navios entered into each of a Fourteenth Supplemental Indenture and Fifteenth Supplemental Indenture, in order to add each of Kleimar Ltd. and Sagittarius Shipping Corporation, respectively, each a Marshall Islands corporation and an indirect subsidiary of Navios, as a guarantor to its Indenture dated December 18, 2006 providing for the issuance of its 9½% Senior Notes due 2014.

A copy of each of the Fourteenth Supplemental Indenture and Fifteenth Supplemental Indenture is furnished as Exhibit 99.1 and 99.2, respectively, to this Report and is incorporated herein by reference.

On March 31, 2008, Navios South American Logistics Inc., a Marshall Islands corporation, became a guarantor to a Financial Agreement relating to a Loan Facility of up to $70 million, between Nauticler S.A., as Borrower, and Marfin Egnatia Bank Societe Anonyme, as Lender. A copy of the Financial Agreement is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.

This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: June 13, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Fourteenth Supplemental Indenture dated as of June 4, 2008.
99.2	Fifteenth Supplemental Indenture dated as of June 4, 2008.
99.3	Financial Agreement dated March 31, 2008.